Revance Therapeutics, Inc.

7555 Gateway Boulevard

Newark, CA 94560

(510) 742-3400

June 23, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Abby Adams

Re:	Request for Effectiveness for Revance Therapeutics, Inc.
Registration Statement on Form S-4 (File No. 333-239059)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Revance Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on June 24, 2020, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Gordon K. Ho of Cooley LLP of such effectiveness by telephone at (650) 843-5190.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Ho at the telephone number above.

Very truly yours,

Revance Therapeutics, Inc.

By:	/s/ Tobin C. Schilke
	Name:	Tobin C. Schilke
	Title:	Chief Financial Officer

cc:	Gordon K. Ho, Cooley LLP